Filed by Rockwell Collins, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Rockwell Collins, Inc.

Subject Company: B/E Aerospace, Inc.

SEC File No.: 0-18348

SEC File No. of

Registration Statement on Form S-4 filed by

Rockwell Collins, Inc.: 333-214774

Date: December 15, 2016

2016 ANNUAL REPORT

At-a-glance Our innovative solutions for aviation, defense, rail and critical infrastructure help us keep people safe, connected and informed. Through industry leadership and an unwavering commitment to understanding our customers’ needs and helping them achieve their goals, we strive to be the most trusted source of aviation and high-integrity solutions in the world. Our solutions Our hardware, software and services offerings encompass integrated avionics and communications, display and surveillance systems; cabin management; information management services; flight controls; integrated mission & training solutions; navigation; and global service & support. Our innovations Innovation is the lifeblood of what we do, and delivering innovation is the passion of our engineers and scientists — some of the most talented minds in the industry. This year we again invested nearly $1 billion in research and development. Our people Our 19,000 employees worldwide seek to build trust every day, guided by our core values: relationships, commitment, integrity and innovation. Our footprint We operate a global service and support network that crosses more than 150 countries. Our manufacturing, engineering, customer support, sales and marketing teams help build local market understanding and customer intimacy.

Selected financial data The following selected financial data should be read in conjunction with the consolidated financial statements and notes thereto included in Item 8 on our Form 10-K. The Statement of Operations, Statement of Financial Position and other data have been derived from our audited financial statements. The company operates on a 52/53 week fiscal year ending on the Friday closest to September 30. Fiscal years 2016, 2015, 2013 and 2012 were 52-week fiscal years, while fiscal year 2014 was a 53-week fiscal year. Certain prior data has been reclassified to conform to the current year presentation and to reflect the adoption of new guidance requiring all deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. (a) Income from continuing operations includes a $24 million income tax benefit from the retroactive reinstatement of the previously expired Federal Research and Development Tax Credit and a $41 million income tax benefit due to the release of a valuation allowance for a U.S. capital loss carryforward. In addition, income from continuing operations includes $31 million of restructuring and asset impairment charges ($45 million before income taxes) primarily related to employee severance costs. Approximately $33 million of the pre-tax expense was recorded within cost of sales and $12 million was included within selling, general and administrative expenses. (b) Income from continuing operations includes a $22 million income tax benefit from the retroactive reinstatement of the previously expired Federal Research and Development Tax Credit and a $16 million income tax benefit related to the remeasurement of certain prior year tax positions. (c) Income from continuing operations includes $18 million of restructuring, pension settlement and ARINC transaction costs ($25 million before income taxes). Approximately $18 million of the pre-tax expense was recorded in selling, general and administrative expenses, $4 million was included within cost of sales, and $3 million was classified as interest expense. Income from continuing operations also includes a $9 million gain ($10 million before income taxes) resulting from the sale of the KOSI business. On December 23, 2013, we acquired ARINC for $1.405 billion. This acquisition was funded through a combination of new long-term debt and short-term commercial paper borrowings. (d) Net income includes a $19 million income tax benefit related to the retroactive reinstatement of the previously expired Federal Research and Development Tax Credit. Short-term debt includes commercial paper borrowings incurred to fund a portion of our share repurchase program and also includes $200 million related to debt that matured in December 2013. (e) Net income includes $38 million of net restructuring and asset impairment charges ($58 million before income taxes), primarily related to employee severance costs and certain customer bankruptcy charges. Approximately $38 million of the pre-tax charge was recorded in cost of sales, $25 million was included within selling, general and administrative expenses and $5 million was classified as a gain within Other income. Net income also includes a $19 million income tax benefit related to the favorable resolution of certain tax matters in 2012. (f) Working capital consists of all current assets and liabilities, including cash and short-term debt. Years Ended September 30 (dollars in millions, except per share amounts) Statement of Operations Data: Sales Cost of sales Selling, general and administrative expenses Income from continuing operations Income (loss) from discontinued operations, net of taxes Net income Net income as a percent of sales Diluted earnings per share from continuing operations Statement of Financial Position Data: Working capital(f) Property Goodwill and intangible assets Total assets Short-term debt Long-term debt, net Shareowners’ equity Other Data: Capital expenditures Depreciation and amortization Dividends per share Stock Price: High Low 2016(a) $ 5,259 3,642 638 727 1 728 13.8% 5.50 $ 1,144 1,035 2,586 7,707 740 1,382 2,078 $193 253 1.32 $ 95.11 76.03 2015(b)2014(c)2013(d)2012(e) $ 5,244$ 4,979$ 4,474$ 4,531 3,6303,4693,1033,168 606594495530 694618630589 (8) (14)220 686604632609 13.1%12.1%14.1%13.4% 5.194.524.564.01 $ 1,164$ 1,054$ 1,096$ 1,292 964919773773 2,6072,5511,0671,071 7,3047,0055,3975,310 448504436— 1,6801,663563779 1,8751,8841,6181,259 $210$163$120$138 252225177170 1.261.201.201.08 $ 99.37$ 84.06$ 75.25$ 61.46 72.3565.7652.2446.37

Cumulative total returns 2011 2012 2013 2014 2015 2016 Rockwell Collins, Inc. S&P 500 Peer Group Closing market price of COL at fiscal year end $100.00 $100.00 $100.00 $103.74 $130.21 $121.88 $135.21 $156.33 $178.64 $154.96 $185.68 $205.39 $167.09 $187.97 $218.46 $174.05 $213.47 $255.50 $ 52.76 $ 53.64 $ 68.59 $ 77.35 $ 82.24 $ 84.34 Shareowner Return Performance(b) (including dividend reinvestment) ShareoFwiscnael ryreeatrusrennpdeerdfoSremptaenmcbee(cr) 30th (including dividend reinvestment) Fiscal year ended September 30 Sales from continuing operations* ($ in millions) Diluted earnings per share from continuing operations* (in dollars) $250 $200 $150 $100 2012 2016 2012 2016 $50 $0 2011 2012 2013 2014 2015 2016 Cash provided by operating activities from continuing operations* ($ in millions) Return on invested capital(a)(b) (percent)* Rockwell Collins, Inc. S&P 500 Peer Group Safe harbor statement This Annual Report contains statements, including certain projections and business trends, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including, but not limited to, those detailed herein, in our Form 10-K and from time to time in our other Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof. 2012 2016 2012 2016 *R estated to reflect the results of discontinued operations. (a) The company calculates return on invested capital (ROIC) as net income from continuing operations excluding after-tax interest expense, divided by the average of invested capital at the beginning and end of the fiscal year. Invested capital is calculated as the sum of total shareowners’ equity (excluding defined benefit pension accounting adjustments impacting accumulated other comprehensive loss) and total debt, less cash and cash equivalents. (b) ROIC has been impacted by debt that was issued to finance the acquisition of ARINC since fiscal year 2014. (c) The cumulative total return table and adjacent line graph compare the cumulative total shareowner return on the company’s Common Stock against the cumulative total return of the S&P Aerospace and Defense Select Industry Index (Peer Group) and the S&P 500 Composite Index (S&P 500) for the five-year period ended September 30, 2016. In each case a fixed investment of $100 at the respective closing prices on September 30, 2011, and reinvestment of all dividends are assumed. $4,531 $4,474 $4,979 $5,244 $5,259 $513 $593 $660 $749 $723 $4.01 $4.56 $4.52 $5.19 $5.50 19% 19% 15% 14% 14%

Kelly Ortberg Chairman, President and Chief Executive Officer Dear Shareowners, In fiscal year 2016, Rockwell Collins delivered solid operating results despite challenging conditions in some of our markets. Highlighting this performance was a return to growth by our Government Systems business, strong Information Management Services and air transport original equipment manufacturer revenue, and improved operating margin performance. Overall, a 6 percent increase in Information Management Services revenue and 1 percent growth in Government Systems were mostly offset by a 2 percent revenue reduction within Commercial Systems, driven by lower business aviation production rates and increased avionics recycling within our air transport aftermarket. As a result, our total revenue was approximately flat year-over-year at $5.3 billion. As noted in last year’s letter, these challenges were anticipated. The corresponding cost savings initiatives we implemented earlier in the year allowed us to improve total segment operating margins by 10 basis points to 21.2 percent. Income from continuing operations totaled $727 million — a 5 percent increase — and earnings per share from continuing operations grew 6 percent, from $5.19 to $5.50. Looking ahead, there are many reasons to believe in the long-term value of our company. Let me share why I’m enthusiastic about our recent successes and confident we have the right strategies in place. 2016 ANNUAL REPORT 1

In an industry first, Boeing announced it was bringing touchscreen technology to the 777X’s primary flight displays, courtesy of Rockwell Collins With improved sentiment around defense spending, we remained focused on delivering increased value and capability across our entire Government Systems portfolio this past year. Rockwell Collins was selected as a key supplier to Northrop Grumman on the B-21 Raider, and our technology aided the Boeing KC-46A’s first tanker refueling flight. We continued to set the standard for C-130 aircraft upgrades with our next generation avionics, and we completed the acquisition of the Matrix™ projector line, giving our customers a broader and deeper range of industry-leading simulation and training solutions. The Bombardier C Series celebrated its first delivery with our Pro Line Fusion® integrated avionics system Strong positions We saw our Pro Line Fusion® avionics system installed base continue to grow in fiscal year 2016 with the delivery of the Bombardier C Series, the Embraer Legacy 450 entry into service and the first flight of the Mitsubishi Regional Jet. In air transport, we supported the initial flights of the Boeing 737 MAX, which will have 50 percent more of our content than the current 737NG. New commercial programs such as these, along with rate increases on a number of next generation air transport platforms, are expected to drive growth over the balance of the decade. Additionally, our Information Management Services business continued to be a growth platform for us, capitalizing on increasing demand for aircraft connectivity and positioning us as a market leader in aviation’s information age. In fiscal year 2016, we advanced the breadth of our ARINC global network, and introduced additional value-added services to enhance efficiency and safety. As part of our ARINCDirectSM offering, private air charter providers such as VistaJet and Zetta Jet were among the first to adopt Inmarsat’s Jet ConneX, the fastest and most reliable broadband-speed connectivity in the cabin of business aircraft. 2 ROCKWELL COLLINS

The first refueling flight for the KC-46 tanker – which also features our advanced avionics – showcased our Remote Vision System, which uses cutting-edge sensors and stereoscopic 3D displays to allow the operator to remotely control the aerial refueling boom Rockwell Collins was selected as a key supplier to Northrop Grumman for the B-21 Raider long-range strike bomber Year ahead For fiscal year 2017, we remain focused on meeting our commitments to our customers and positioning our business for future growth. Our Information Management Services sales are expected to be up mid-to-high single digits, and Government Systems sales are expected to grow low-to-mid single digits. Rockwell Collins has long been unique in our ability to leverage technologies across the whole of our commercial and government portfolios, enabling us to realize even greater returns on original investments. For example, this past year, the touch-control technology originally developed for primary flight displays on business jets, and later for rotary wing aircraft, led to our selection as a supplier of touchscreen primary flight displays for the Boeing 777X, an industry first for an air transport aircraft. We expect that business jet demand will continue to be challenged, as the trends that slowed our 2016 commercial growth are projected to continue into the next fiscal year. However, we also expect air transport and regional jet aircraft production rates to continue to increase, and the Boeing 737 MAX — the largest commercial aircraft program in our company’s history — is scheduled to enter into service. As a result, Commercial Systems revenues are projected to be about flat. Investing in customer satisfaction In my mind, one of the best measures of success is what our customers think about us. In fiscal year 2016, our employees achieved industry-leading overall customer satisfaction across all three businesses due to their responsiveness, innovation and ability to deliver on commitments. This level of superior customer value contributes significantly to our prospects for growth over the long term. Most important, this year we expect to accelerate our free cash flow performance as development costs wind down and new aircraft production rates increase. Our Information Management Services business maintained extremely high customer retention rates, including a 100 percent renewal rate for our ARINC GLOBALinkSM subscribers. In Commercial Systems, we were named the top-performing supplier by a number of airlines and original equipment manufacturers, including Airbus and Bombardier, and received awards from all three major aircraft makers in the Asia Pac region – Mitsubishi, AVIC/XAC and COMAC. In Government Systems, our performance with Embraer on the avionics for the KC-390 tanker/transport helped us secure a follow-on award for the aircraft’s cargo handling and aerial delivery control system. 100% renewal rate for our ARINC GLOBALinkSM subscribers 2016 ANNUAL REPORT 3

“Norwegian Air Shuttle will be among the first in the industry to experience a true nose-to-tail integrated digital aircraft solution, courtesy of Rockwell Collins.” Accelerating growth As we look to the future, we’re also writing the next chapter of the Rockwell Collins story. increase our scale and establish a new platform of growth for our company. And, ultimately, the acquisition is expected to deliver significant benefits to our customers and shareowners. The acquisition of ARINC provided us with numerous opportunities for synergies across our business to drive new, innovative capabilities and growth. We’re continuing to gain competitive advantages through our synergy strategies. In fact, Norwegian Air Shuttle will be among the first in the industry to experience a true nose-to-tail integrated digital aircraft solution, courtesy of Rockwell Collins’ advanced avionics, cockpit communications, cabin connectivity and information management solutions. I’m proud of the strategies we’ve put in place, the products and services we’re creating and our talented people. We are determined to accelerate long-term growth so that we can continue to reward our shareowners and other stakeholders, and share in the bright future of our company. Thank you for your continued support. We’re also excited about the potential to enhance Rockwell Collins’ overall value with our agreement to acquire B/E Aerospace, expected to close in spring 2017. This transaction will bring together two industry-leading franchises, strengthen our position as a leading supplier of cockpit and cabin solutions, Kelly Ortberg Chairman, President and CEO Rockwell Collins was selected by the U.S. Army as one of three companies to compete for the Handheld, Manpack and Small Form Factor program, worth up to $12.7 billion over five years Our Venue™ cabin management system has been installed in more than 850 private and business aircraft cabins around the world 4 ROCKWELL COLLINS

Technology transformations Driving sustainable growth through industry leadership From commercial and business aviation to defense and government, customer needs and technological innovations are driving transformational changes in how pilots, passengers and warfighters connect and relate to the world around them – and how OEMs, owners and countries procure and manage their assets. Rockwell Collins stands at the forefront of these trends, leveraging its expertise and vision to lead the industry forward and drive sustainable growth. ENABLING THE CONNECTED AIRCRAFT DRIVING INNOVATIONS FROM COMMERCIAL TO GOVERNMENT EXPANDING THE VISUAL REALM 2016 ANNUAL REPORT 5

Enabling the connected aircraft In today’s aviation ecosphere, connectivity is more essential than ever. In the cockpit, more robust data streams and sophisticated applications enhance operational efficiency, safety and on-time flight performance. In the cabin, broadband connectivity allows passengers to stay connected throughout their flight and provides new ways to enhance the passenger experience. Rockwell Collins offers a full array of solutions to meet the breadth of those needs, from the pilot in the flight deck to the young family in row 38. Passengers want high-speed connectivity to conduct business or stream content to their personal devices. As a value-added distributor of Inmarsat’s new Global Xpress, the industry’s first global broadband service, we’re keeping them connected throughout their flight. Real-time maintenance information reduces time on the ground and helps to better manage assets and repairs. When it comes to in-flight entertainment, today’s passengers seek engagement, entertainment and empowerment. In business aviation, our Venue™ cabin management system helps passengers maximize every moment of their flight with no compromises. And our PAVES™ in-flight entertainment and connectivity portfolio gives airlines a variety of options, from seatback to wireless solutions, and allows them to tailor the experience on and off the aircraft. 6 ROCKWELL COLLINS

We are at the forefront of the fully connected aircraft, providing onboard servers, routers and wireless access points, end-to-end global broadband connectivity services and cybersecurity solutions that protect the entire aviation network. Our avionics systems for business and commercial aircraft combine advanced situational awareness and intuitive decision-making tools with new connectivity services to enhance safety and efficiency. Airspace renewal efforts in the United States and Europe are driving new ways of communicating quickly and accurately. Our ARINC global network transmits voice and data link messages rapidly and reliably – 7.5 billion messages a year, all with 99.999% reliability. Pilots, crews, airlines and operators can benefit from a wide range of value-added applications and services, including real-time weather and flight plan updates, live credit card authorizations and ARINC MultiLinkSM global flight tracking. 2016 ANNUAL REPORT 7

Driving innovations from commercial to government In today’s constrained budgetary environment, governments around the globe are turning to commercial technologies to maximize value while ensuring efficiency, functionality and extensibility. Missionizing commercial technologies allows defense organizations to gain access to leading-edge innovations at a fraction of the costs traditionally associated with a clean-sheet, custom-engineered solution. 900+ military fixed wing aircraft have been retrofitted with our avionics At Rockwell Collins, we’re making the most of our strength in the commercial and defense industries – and our R&D investment – by engineering our solutions and architectures to migrate easily between commercial and government applications. This business model not only brings next-generation technology to the warfighter more quickly, but at significantly lower cost. Pro Line Fusion® on the KC-390 Our Pro Line Fusion® integrated avionics system was originally developed for business aircraft, but its power and flexibility make it a natural choice for government applications as well, including Embraer’s KC-390 tanker transport. Ruggedized to address the aircraft’s variety of missions, the flight deck will include five 15-inch displays – the largest format available – and a leading-edge human interface to provide pilots with extensive situational awareness for enhanced decision making. 8 ROCKWELL COLLINS

Modernizing the C-130 with head-up displays For more than 60 years, the C-130 has served as an iconic workhorse for governments worldwide. Today, those governments are turning to Rockwell Collins to keep their aircraft flying while meeting modern communications needs and airspace access requirements while providing enhanced safety and functionality. Our C-130 head-up displays (HUDs) – first developed for commercial air transport aircraft – enhance situational awareness by giving pilots access to critical flight information while maintaining a head-up, eyes-forward position, even while wearing night-vision goggles. Customized weather radar for Coast Guard missions Reliable and accurate information is critical to every pilot, commercial or government – the earlier and more accurately you detect potential issues, the better chance you have to make adjustments for a safer, smoother and more efficient flight. Today we equip the U.S. Coast Guard’s MH-65E rotary wing aircraft with our MultiScan™ weather radar, a longtime market leader in commercial aviation. Enhanced with ground/ shoreline mapping and a maritime surface search mode, the lightweight, flexible and cost-effective radar reduces workload and enhances situational awareness. 2016 ANNUAL REPORT 9

Expanding the visual realm Whatever the mission, situational awareness is the key to keeping people safe, connected and informed. Today’s technological advances in virtual reality are generating entirely new ways to enhance awareness – in a training facility, in a rescue operation or in the midst of battle. We’re combining our long-term investments in core technologies, such as synthetic vision, with cutting-edge innovations from our Advanced Technology Center to augment reality – or photo-realistic simulations – with real-time data to enhance safety, reduce costs and more effectively complete missions. IDVS: Enhanced survivability and mission success In an often-confusing battlespace, situational awareness can be critical to making better, faster decisions that can literally mean life or death. Our Integrated Digital Vision System (IDVS) combines data information and multispectral inputs to present warfighters with a whole new view of the environment. The hands-free system augments a warfighter’s view with information from headquarters and other forces, and imports digital data and video such as compass headings and map displays. Its light processing and digital enhancement systems allow soldiers to “see through” visually degraded environments, from darkness to dust storms. And the system’s ability to seamlessly transition from light to dark, along with its wide field of view, offers breakthrough performance under degraded conditions to improve effectiveness, survivability and success. 10 ROCKWELL COLLINS

Simulating the world’s most advanced fighter Flying the world’s most advanced multi-role fighter is a challenge – and so is finding a safe and cost-effective way to train its pilots. So when it came time to develop a simulator for the F-35 Lightning II, Lockheed Martin turned to the company that helped create the world’s most advanced helmet-mounted display (HMD) for that same platform. Our F-35 simulator leverages our 360-degree Griffin™ rear-projected dome, ProSim™ projector, EP®-80 image generator and software and EP2™ real-time software to create an ultra-high-resolution integrated training environment that offers F-35 pilots the same visual experience as they get in theater. Unparalleled situational awareness Pilots routinely experience degraded visibility conditions caused by darkness, smog/smoke, fog and other environmental conditions. That’s why we’ve developed our Enhanced Vision System (EVS) and Synthetic Vision System (SVS) to heighten situational awareness in all flight conditions. Our EVS integrates multispectral infrared and visible images to give pilots unprecedented awareness of the outside environment, including terrain, obstacles and runway lighting, even in degraded visibility environments. And SVS presents a database-driven perspective to the pilot of surrounding terrain and airport details in real time. To further enhance safety, today Rockwell Collins is fusing both EVS and SVS into a single combined vision system on a head-up display, giving pilots unparalleled situational awareness in an eyes-forward position. 2016 ANNUAL REPORT 11

Directors and officers Board of directors Executive officers Robert K. Ortberg Chairman, President and Chief Executive Officer Rockwell Collins, Inc. David Lilley Retired Chairman and Chief Executive Officer Cytec Industries Inc. Robert K. Ortberg Chairman, President and Chief Executive Officer Patrick E. Allen Senior Vice President and Chief Financial Officer Anthony J. Carbone Retired Vice Chairman of the Board and Senior Consultant The Dow Chemical Company Andrew J. Policano Director, Center for Investment and Wealth Management Chaired Professor and Former Dean, The Paul Merage School of Business University of California — Irvine Tatum J. Buse Vice President, Finance and Corporate Controller Chris A. Davis Former General Partner Forstmann Little & Co. Cheryl L. Shavers Chairman and Chief Executive Officer Global Smarts, Inc. Philip J. Jasper Executive Vice President and Chief Operating Officer, Government Systems Ralph E. Eberhart Chairman and President Armed Forces Benefit Association Jeffrey L. Turner Former President and Chief Executive Officer Spirit AeroSystems Holdings, Inc. Bruce M. King Senior Vice President, Operations John A. Edwardson Former Chairman and Chief Executive Officer CDW Corporation Jeffrey D. MacLauchlan Senior Vice President, Corporate Development Colin R. Mahoney Senior Vice President, International and Service Solutions Nan Mattai Senior Vice President, Engineering and Information Technology Committees Audit Committee Chris A. Davis, Chairman David Lilley Andrew J. Policano Compensation Committee Ralph E. Eberhart, Chairman John A. Edwardson Jeffrey L. Turner Executive Committee Robert K. Ortberg, Chairman Anthony J. Carbone Chris A. Davis John A. Edwardson David J. Nieuwsma Senior Vice President, Information Management Services Robert J. Perna Senior Vice President, General Counsel and Secretary Board Nominating and Governance Committee Andrew J. Policano, Chairman David Lilley Cheryl L. Shavers Corporate Strategy and Finance Committee John A. Edwardson, Chairman Chris A. Davis David Lilley Jeffrey L. Turner Technology and Cybersecurity Committee Cheryl L. Shavers, Chairman Ralph E. Eberhart Jeffrey L. Turner Jeffrey A. Standerski Senior Vice President, Human Resources Kent L. Statler Executive Vice President and Chief Operating Officer, Commercial Systems Corporate Governance Our corporate governance documents are available on our website at www.rockwellcollins.com. These documents include our Restated Certificate of Incorporation, By-Laws, Board of Directors Guidelines on Corporate Governance, Committee Charters, Board Membership Criteria, Code of Ethics, Categorical Standards and Policy for Director Independence, and Related Person Transaction Policy. The Certifications of our CEO and CFO pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to our Form 10-K for the fiscal year ended September 30, 2016, and the CEO’s annual certification regarding our compliance with the NYSE’s corporate governance listing standards has been timely submitted. Douglas E. Stenske Vice President, Treasurer and Risk Management Robert A. Sturgell Senior Vice President, Washington Operations 12 ROCKWELL COLLINS

Corporate information Rockwell Collins, Inc. World Headquarters 400 Collins Road NE Cedar Rapids, IA 52498 319.295.1000 www.rockwellcollins.com Transfer Agent and Registrar Wells Fargo Shareowner Services P.O. Box 64874 St. Paul, MN 55164-0874 888.253.4522 or 651.450.4064 Shareowner Service Plus PlanSM Under the Wells Fargo Shareowner Service Plus Plan, shareowners of record may elect to reinvest all or a part of their dividends, to have cash dividends directly deposited in their bank accounts and to deposit share certificates with the agent for safekeeping. These services are provided without charge to the participating shareowner. 1110 Centre Pointe Curve, Suite 101 Mendota Heights, MN 55120 888.253.4522 or 651.450.4064 Investor Relations Securities analysts should call: Ryan D. Miller Vice President, Investor Relations 319.295.7575 Shareowner Services Correspondence about share ownership, dividend payments, transfer requirements, changes of address, lost stock certificates and account status may be directed to: In addition, the plan allows participating shareowners at their own cost to make optional cash investments in any amount from $100 to $100,000 per year or to sell all or any part of the shares held in their accounts. Corporate Public Relations Members of the news media should call: 319.295.0591 Wells Fargo Shareowner Services P.O. Box 64874 St. Paul, MN 55164-0874 888.253.4522 or 651.450.4064 www.shareowneronline.com Participation in the plan is voluntary, and shareowners of record may participate or terminate their participation at any time. For a brochure and full details of the program, please direct inquires to: Annual Meeting The company’s annual meeting of shareowners will be held on February 2, 2017, near its World Headquarters at: Shareowners wishing to transfer stock should send their written request, stock certificate(s) and other required documents to: The Cedar Rapids Marriott 1200 Collins Road NE Cedar Rapids, IA 52402 Wells Fargo Shareowner Services Investment Plan Services P.O. Box 64856 St. Paul, MN 55164-0856 888.253.4522 or 651.450.4064 Wells Fargo Shareowner Services 1110 Centre Pointe Curve, Suite 101 Mendota Heights, MN 55120 888.253.4522 or 651.450.4064 A notice of the meeting and proxy material will be made available to shareowners in late December 2016. Stock Exchange Common Stock (Symbol: COL) New York Stock Exchange Independent Auditors Deloitte & Touche LLP 111 South Wacker Drive Chicago, IL 60606 Shareowners needing further assistance should call: 319.295.4045 For copies of the annual report, Forms 10-K and Forms 10-Q, please call Rockwell Collins Investors Relations at 319.295.7575 B/E Aerospace Acquisition Legends No Offer or Solicitation This communication is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information Rockwell Collins has filed with the SEC a registration statement on Form S-4 (SEC File No. 333-214774) that includes a preliminary joint proxy statement/ prospectus of Rockwell Collins and B/E and other documents related to the proposed transaction. The registration statement has not been declared effective by the SEC. After the registration statement is declared effective by the SEC, Rockwell Collins and B/E will each file with the SEC a definitive proxy statement/ prospectus, and each of Rockwell Collins and B/E will file other documents with respect to the proposed acquisition of B/E and a definitive proxy statement/ prospectus will be mailed to stockholders of Rockwell Collins and B/E. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Rockwell Collins and/or B/E through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Rockwell Collins with the SEC on Rockwell Collins’ internet website at http:// www.rockwellcollins.com or by contacting Rockwell Collins’ Investor Relations at Rockwell Collins, 400 Collins Rd. NE, Cedar Rapids, IA 52498 or by calling (319) 295-7575. Investors and security holders will also be able to obtain free copies of the documents filed by B/E with the SEC on B/E’s internet website at http:// www.beaerospace.com or by contacting B/E’s Investor Relations at B/E Aerospace, Inc., 1400 Corporate Center Way, Wellington, FL or by calling (561) 791-5000. Participants in the Solicitation Rockwell Collins, B/E, their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the directors and executive officers of Rockwell Collins is contained in Rockwell Collins’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on December 15, 2016. Information regarding the directors and executive officers of B/E is contained in B/E’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 28, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus filed with the SEC. 2016 ANNUAL REPORT 13

World Headquarters 400 Collins Road NE Cedar Rapids, Iowa 52498 319.295.1000 www.rockwellcollins.com 147-1799-000 © 2016 Rockwell Collins All rights reserved. Printed in USA. All logos, trademarks, or service marks used herein are the property of their respective owners.

Safe Harbor Statement

This communication contains statements, including statements regarding certain projections, business trends, and the proposed acquisition of B/E Aerospace that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the financial condition of our customers and suppliers, including bankruptcies; the health of the global economy, including potential deterioration in economic and financial market conditions; adjustments to the commercial OEM production rates and the aftermarket; the impacts of natural disasters and pandemics, including operational disruption, potential supply shortages and other economic impacts; cybersecurity threats, including the potential misappropriation of assets or sensitive information, corruption of data or operational disruption; delays related to the award of domestic and international contracts; delays in customer programs, including new aircraft programs entering service later than anticipated; the continued support for military transformation and modernization programs; potential impact of volatility in oil prices, currency exchange rates or interest rates on the commercial aerospace industry or our business; the impact of terrorist events on the commercial aerospace industry; changes in domestic and foreign government spending, budgetary, procurement and trade policies adverse to our businesses; market acceptance of our new and existing technologies, products and services; reliability of and customer satisfaction with our products and services; potential unavailability of our mission-critical data and voice communication networks; unfavorable outcomes on or potential cancellation or restructuring of contracts, orders or program priorities by our customers; recruitment and retention of qualified personnel; regulatory restrictions on air travel due to environmental concerns; effective negotiation of collective bargaining agreements by us, our customers, and our suppliers; performance of our customers and subcontractors; risks inherent in development and fixed-price contracts, particularly the risk of cost overruns; risk of significant reduction to air travel or aircraft capacity beyond our forecasts; our ability to execute to internal performance plans such as restructuring activities, productivity and quality improvements and cost reduction initiatives; achievement of ARINC integration and synergy plans as well as our other acquisition and related integration plans; continuing to maintain our planned effective tax rates; our ability to develop contract compliant systems and products on schedule and within anticipated cost estimates; risk of fines and penalties related to noncompliance with laws and regulations including compliance requirements associated with U.S. Government work, export control and environmental regulations; risk of asset impairments; our ability to win new business and convert those orders to sales within the fiscal year in accordance with our annual operating plan; and the uncertainties of the outcome of lawsuits, claims and legal proceedings, risk that one or more closing conditions to the acquisition of B/E Aerospace, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of B/E Aerospace and Rockwell Collins may not be obtained; risk of unexpected costs, charges or expenses resulting from the proposed acquisition of B/E Aerospace; uncertainty of the expected financial performance of the combined company following completion of the proposed acquisition of B/E Aerospace; failure to realize the anticipated benefits of the proposed acquisition of B/E Aerospace, including as a result of delay in completing the proposed transaction or integrating the businesses of Rockwell Collins and B/E Aerospace; risk to the ability of the combined company to implement its business strategy; risk of an occurrence of any event that could give rise to termination of the merger agreement; risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.